ATTORNEYS AT LAW 777 East Wisconsin Avenue Milwaukee, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX foley.com WRITER’S DIRECT LINE 414.297.5542 jkwilson@foley.com EMAIL

April 29, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Nicholas Panos
Mr. Geoff Kruczek

Re:	Hudson Global, Inc.
Definitive Additional Materials
Filed April 25, 2014
File No. 000-50129

Ladies and Gentlemen:

We are writing on behalf of our client, Hudson Global, Inc. (the “Company”), in response to the letter from the staff of the Office of Mergers & Acquisitions of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated April 25, 2014, with respect to the above-referenced definitive additional materials (the “Materials”) filed with the Commission on April 25, 2014. Set forth below are the Company’s responses to the comment raised in the Staff’s letter.

For the convenience of the Staff, the Staff’s comment is repeated below in italics, and set forth below such comment are the Company’s responses with paragraphs numbered to correspond to the numbers in the Staff’s comment.

Comment:

1.	Please provide support for the following statements: (i) supposed “flaws in [Lone Star’s] analysis,” which suggests Mr. Eberwein does not understand the Company’s business, as it is unclear to what flaws the Company is referring; (ii) how and why Lone Star’s proxy statement is “flawed and misleading,” in that it supposedly “vastly overstates” the Company’s pre-tax losses during Ms. Laing’s tenure; and (iii) how Lone Star’s proxy statement “blatantly misrepresents potential settlement discussions with Hudson’s Board.”

Responses:

(i)	The Company believes that the analysis presented on page 7 of the preliminary proxy statement (the “Lone Star Proxy Statement”) filed with the Commission on April 17, 2014 by Lone Star Value Management, LLC and related parties (“Lone Star”) is flawed for the following reasons, which suggest a lack of understanding by Lone Star of the Company’s business, performance and peer group, as well as an unfamiliarity of the industry in general and the extent to which macroeconomic factors influence the performance of professional staffing companies such as the Company.

U.S. Securities and Exchange Commission

April 29, 2014

•	The Company believes that the Lone Star statement that “Since inception as a public company in 2003, Hudson has struggled to consolidate its diverse portfolio of businesses,” is inaccurate and misleading. Since 2003, the Company has successfully integrated 67 acquisitions, which resulted in growth in revenue and income (loss) from continuing operations before taxes from $824 million and $(289) million, respectively, in 2003 to $1,170 million and $23 million, respectively, in 2007.

•	The Company believes that Lone Star’s analysis on page 7 of the Lone Star Proxy Statement does not provide important contextual information about the global economic recession that occurred in 2008 and the impact it had on all professional staffing companies, including the Company, which are highly exposed to the economic cycle. As a global company with approximately 85% of its gross margin generated in Europe and the Asia Pacific regions, the Company was disproportionately affected by the European sovereign debt crisis and the emerging market deceleration in Asia Pacific, a fact that is ignored in Lone Star’s Proxy Statement and critical to assessing the Company’s performance. Lone Star’s failure to include this important context results in a misleading presentation of the Company’s performance and the efforts of its Board and management to strengthen operations and reposition the Company for long-term growth.

•	The Company believes that Lone Star’s criticism of the Company’s strategy to reinvest in new fee-earning recruiters demonstrates a lack of understanding of the Company’s business model, in which increasing the number of fee earning employees is a critical component of driving top-line results. Moreover, Lone Star’s characterization of this strategy as “a strategy which has yet to produce results” is false as the Company has improved its performance in the areas where those investments took place over the third and fourth quarters of 2013, with sequential quarter over quarter gross margin improvements in Australia recruitment, United Kingdom and China in the third quarter and double digit sequential gross margin growth in Europe and Recruitment Processing Outsourcing (RPO) in the fourth quarter.

•	Lone Star inappropriately and arbitrarily bases its comparisons of the Company’s margins on a narrowly defined peer group of two companies that operate in completely different business lines: Kelly Services, which, unlike the Company, focuses heavily on recruiting for “blue collar” positions domestically, and Korn Ferry, which focuses primarily on executive search and talent management.

(ii)	The Company advises the Staff that Ms. Laing became a director of the Company on October 13, 2003. The Company further advises the Staff that the Company’s pre-tax losses since that date have been $199 million, which are significantly less than the $460 million of pre-tax losses stated on page 8 of the Lone Star Proxy Statement. The analysis in the Lone Star Proxy Statement incorrectly included, among other things, a write-off of $200 million of goodwill that the Company recorded in its results for the quarter ended September 30, 2003, during which time Ms. Laing was not a director of the Company. The Company also notes that Lone Star issued a letter to shareholders on April 29, 2014 stating that the Company’s reported pre-tax losses were $181 million during Ms. Laing’s tenure on the Board, which the Company believes is an acknowledgement that the amount Lone Star stated in the Lone Star Proxy Statement was incorrect.

U.S. Securities and Exchange Commission

April 29, 2014

(iii)	Set forth below in quotes are certain bullet point statements from pages 4-5 of the Lone Star Proxy Statement describing potential settlement discussions between Lone Star and the Company’s Board of Directors that the Company believes contain misrepresentations. The Company’s response as to why it believes such statements contain misrepresentations is set forth below immediately after each such bullet point statement.

•	“On October 21, 2013, Mr. Eberwein and another representative of Lone Star Value met with members of Hudson’s management, specifically, Manuel Marquez, Chief Executive Officer, Stephen Nolan, Chief Financial Officer and David Kirby, Vice President of Finance and Treasurer, at the Company’s headquarters in New York. During the meeting, Lone Star expressed its serious concerns regarding Hudson’s history of operating losses and its persistent underperformance versus its peer group.”

Company Response: The Company does not believe that the Lone Star representatives expressed any serious concerns about the Company at the meeting.  To the contrary, Mr. Eberwein expressed an interest at such meeting in investing in the Company and, after that meeting, Lone Star continued to invest in the Company.

•	“On February 19, 2014, Mr. Eberwein met with Mr. Marquez and David G. Offensend, a director and member of the Nominating and Corporate Governance, Compensation and Audit Committees of the Board. During the meeting, Mr. Eberwein expressed Lone Star Value’s belief that significant changes are needed in the composition of the Board. In a constructive attempt to reach a mutually agreeable resolution and preserve continuity on the Board, Mr. Eberwein proposed that the Board be expanded from six to eight members and he and Mr. Coleman be appointed in the newly created directorships. Mr. Eberwein also provided references to Hudson for further assurance of his qualifications. The Hudson representatives expressed unwillingness to expand the Board to eight directors.”

Company Response: The Company representatives expressed a willingness to add Mr. Eberwein, but not Mr. Coleman, to the Board, and Mr. Eberwein said he would consider this. His willingness to consider that approach was reinforced by the fact that he only provided references for himself and not Mr. Coleman.

•	“On March 3, 2014, Mr. Offensend informed Mr. Eberwein that subject to certain standstill restrictions roughly through the next three years, the Company may be willing to increase the Board by one seat and add one representative of Lone Star Value to fill the newly created directorship. During their telephone conversation, Mr. Offensend communicated to Mr. Eberwein that Hudson was willing to entertain committee membership only on the Audit Committee and possibly the Human Resources Committee for any sole Lone Star Value representative on the Board. Mr. Eberwein explained that given Hudson’s long history of underperformance under the stewardship of the incumbents and the fact that the Board has delegated significant decision-making authority to an Executive Committee, any meaningful improvement of the Board must involve committee memberships for two Lone Star Value nominees on all Board committees to ensure appropriate participation in Board deliberations. Mr. Offensend followed up with a written proposal outlining the terms he had communicated on the following day, March 4, 2014.”

U.S. Securities and Exchange Commission

April 29, 2014

Company Response: Mr. Offensend did not communicate to Mr. Eberwein that the Company was willing to entertain committee membership only on the Audit Committee and possibly the Human Resources Committee. Instead, Mr. Offensend asked Mr. Eberwein what committees he was interested in serving on and Mr. Eberwein responded that he is usually put on the Audit Committee, but would also like to be on another committee that dealt with strategy. Mr. Offensend said that the Board committee which historically has dealt with strategy matters, in addition to the full Board addressing such matters, was the Human Resources Committee. Mr. Offensend communicated that the Company was willing to entertain Mr. Eberwein for the Audit Committee and the Human Resources Committee.

•	“On March 7, 2014, Mr. Marquez, in a telephone call with Mr. Eberwein, reiterated that Hudson’s Board was unwilling to add both of Lone Star Value’s Nominees to the Board, and no incumbent Board member was willing to resign from, or not run for reelection to the Board. Despite acknowledging Hudson’s long history of poor performance, Mr. Marquez did not agree with Mr. Eberwein that such poor performance warranted a substantial change to Board composition and specifically the addition of two Lone Star Value Nominees on the Board.”

Company Response: Mr. Marquez did not say that no incumbent Board member was willing to resign from, or not run for reelection to, the Board. Instead, Mr. Marquez said that the Company’s Board was willing to add Mr. Eberwein, but not Mr. Coleman, to the Board. Mr. Eberwein responded that he would need to discuss this with his advisors and that he would call Mr. Marquez back the next day, which Mr. Eberwein did not do (Lone Star’s next communication was to terminate the Standstill Agreement (as defined in the Lone Star Proxy Statement) and file the Lone Star Proxy Statement on March 18, 2014).

•	“On April 7, 2014, Mr. Eberwein called Mr. Offensend to make another attempt to reach a mutually-agreeable resolution. Lone Star Value proposed that Messrs. Coleman and Eberwein be added to the Board, one incumbent director resigns or agrees not to run for reelection, and the size of the Board is increased from six to seven members. In previous conversations, Mr. Offensend had indicated that Dan Friedberg, currently Board observer, may want to join the Board as part of a settlement agreement. In response to Lone Star Value’s proposal, Mr. Offensend, speaking for himself and not the entire Board, proposed that Ms. Laing and Mr. Dubner resign or not run for reelection, the Board be increased from six to seven members, Messrs. Friedberg and Eberwein join the Board and a third new member with operating experience be mutually agreed upon. Mr. Offensend further agreed that Mr. Coleman could be considered to fill the newly created directorship, along with other candidates proposed by all parties. Lone Star Value acknowledged this proposal as a major step forward in the negotiations, and Mr. Eberwein informed Mr. Offensend that Lone Star Value would strongly consider this offer.”

Company Response: Mr. Offensend did not offer a proposal to Mr. Eberwein. Instead Mr. Offensend discussed potential alternatives he would discuss with the Company’s Board, including Ms. Laing and Mr. Dubner not running for reelection and either Mr. Eberwein and Mr. Friedberg being nominated or Mr. Eberwein, Mr. Friedberg and a third new member being mutually agreed upon. With respect to the third new member, Mr. Offensend said that new member would need to have both industry and operating experience and while Mr. Offensend said Mr. Coleman could be discussed for such position along with other candidates proposed by the parties, Mr. Eberwein acknowledged that Mr. Coleman likely would not be agreed on by the Company.

U.S. Securities and Exchange Commission

April 29, 2014

•	“On April 8, 2014, Mr. Eberwein called Mr. Offensend to inform him that, after careful consideration, Lone Star Value was verbally accepting the offer Mr. Offensend made on April 7, 2014 because, in its view, it represented a major step forward for stockholder rights, stockholder value and stockholder representation at Hudson. Mr. Eberwein suggested that the three potential new members on the Board should have substantial representation on the Board’s committees, that the Board should form a Strategy Committee and should consider abolishing the Executive Committee given the small size of the Board and the resulting risk that such Executive Committee could effectively take over major decisions that should be made by the full Board. Mr. Offensend stated that he believed Mr. Eberwein’s suggestions were reasonable.”

Company Response: Mr. Eberwein did not accept an offer from Mr. Offensend because Mr. Offensend had not made an offer. Mr. Offensend only said that if Mr. Eberwein wanted to pursue the alternatives discussed on April 7, 2014, then Mr. Offensend would discuss them with the Company’s Board. Furthermore, Mr. Eberwein did not discuss representation on the Board’s committees for all three potential new members; he only asked about committee representation for himself. Mr. Eberwein also insisted that he be made chair of the Nominating and Governance Committee. In addition, Mr. Offensend did not state that Mr. Eberwein’s suggestions were reasonable; Mr. Offensend only said that committee representation could be discussed if the Company’s Board was willing to pursue the alternative for three new Board members.

•	“On April 10, 2014, Mr. Offensend called Mr. Eberwein to inform him that the Board rejected the proposed verbal agreement between Mr. Offensend and Lone Star Value. Mr. Offensend stated that none of the incumbent directors were willing to resign or agree not to run for reelection, and that Mr. Friedberg did not wish to become a member of the Board at this time. Mr. Eberwein expressed his disappointment that a mutually-agreeable resolution could not be reached.”

Company Response: Mr. Offensend and Lone Star did not have a verbal agreement. Instead, the Company’s Board determined after careful consideration not to pursue the alternative Mr. Offensend and Mr. Eberwein had discussed. Mr. Offensend did not state that none of the incumbent directors was willing to resign or agree not to run for re-election, but instead stated that if a settlement could not be reached then the Company’s nominees would be Ms. Laing and Mr. Dubner. Furthermore Mr. Offensend did not say that Mr. Friedberg did not wish to become a member of the Board; Mr. Offensend stated that Mr. Friedberg did not wish to run for election in a contested election.

U.S. Securities and Exchange Commission

April 29, 2014

Should you have any questions relating to the foregoing matters or wish to discuss further any of the responses above, please direct any communications to the undersigned at (414) 297-5642 or jkwilson@foley.com, or to Benjamin F. Garmer, III at (414) 297-5675 or bgarmer@foley.com.

Very truly yours,

/s/ John K. Wilson

John K. Wilson

cc:	Hudson Global, Inc. Working Group